UNIVERSITY GENERAL HEALTH SYSTEM, INC.

7501 Fannin Street

Houston, TX 77054

713-375-7100

June 7, 2013

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance

Mark Brunhofer
Senior Staff Accountant
Division of Corporation Finance

Christine Allen
Staff Accountant
Division of Corporation Finance

Re:	University General Health System, Inc.
June 7, 2013 Call with Commission Staff

Ladies and Gentlemen:

As we discussed earlier today, we propose to add the following disclosure in future periodic reports related to classification of our Series C Preferred Stock:

“Management has evaluated the preferred stock issuance and has determined the preferred stock should be accounted for in temporary equity in accordance with ASC 480-10-S99-3A. The Preferred Stock has redeemable features which are not in the Company’s control and therefore should not be included in permanent equity.”

We intend to include this disclosure within NOTE 1 — BASIS OF PRESENTATION to our consolidated financial statements. For reports on Form 10-K, we also intend to include this disclosure in the MD&A section under “Critical Accounting Policies and Estimates.”

Securities and Exchange Commission

June 7, 2013

We would appreciate your feedback on the proposed disclosure above in advance of filing our Form 10-K. In that regard, please call me (713-375-7106) or Mike Griffin (713-375-7005) if you have any questions.

Very Truly Yours,

/s/ Edward T. Laborde, Jr.

Edward T. Laborde, Jr.